CONTACT INFORMATION: **Exhibit 99.1**
Investors and Media
Julie D. Tracy
Vice President, Investor Relations and Corporate Marketing
408-548-6500
jtracy@kyphon.com

Kyphon Reports Fourth Quarter and Full-Year 2005 Financial Results

Strong Fourth Quarter Performance Drives Record Quarterly and Full-Year Financial Results, with 43% Annual Revenue Growth

SUNNYVALE, Calif., February 1, 2006 (PR NEWSWIRE) -- Kyphon Inc. (Nasdaq:KYPH) today announced that net sales for the quarter ending December 31, 2005 totaled $85.8 million, an increase of 37% over the $62.4 million in net sales reported for the fourth quarter of 2004. For the full-year 2005, Kyphon reported net sales of $306.1 million, which was an increase of 43% over the $213.4 million reported for the same period in 2004.

Earnings per diluted share for the quarter decreased 43% to $0.08 compared to $0.14 for the same period a year ago. Fourth quarter results include the previously announced $20.0 million special charge relating to the acquisition of an exclusive license to Dr. Harvinder Sandhu's early invention rights concerning a directional bone tamp for treating vertebral compression fractures. Non-GAAP earnings per diluted share for the fourth quarter of 2005, which excludes the license acquisition charge, increased by 143% to $0.34 compared to GAAP earnings per diluted share of $0.14 in the fourth quarter of 2004. A reconciliation of GAAP and non-GAAP operating results is provided below.

Kyphon's revenues for the fourth quarter included $69.1 million in net sales in the United States and $16.7 million in net sales from its international operations, representing growth in those markets of 32% and 63%, respectively, over the fourth quarter of 2004. For the full-year 2005, net sales in the United States were $257.6 million, an increase of 37% versus 2004 results. Net sales in countries outside the United States in 2005 were $48.5 million, reflecting growth of 87% versus the prior year.

Earnings per diluted share for full-year 2005 were $0.66, an increase of 32% over the $0.50 reported for the same period last year. Excluding the fourth quarter license acquisition charge, non-GAAP earnings per diluted share for 2005 grew 84% to $0.92 from GAAP earnings per diluted share of $0.50 in 2004.

"I am very pleased with our performance in the fourth quarter, which concluded an excellent year for Kyphon," commented Richard Mott, president and chief executive officer of Kyphon. "Our strong revenue growth demonstrates continued strong clinician adoption of the kyphoplasty procedure. In addition, we improved our operating leverage performance in the quarter as operating income as a percent of revenues was a record high 26.7%, excluding the impact of the Dr. Sandhu license acquisition."

"During 2005, we made important strides in positioning and building our franchise in minimally invasive spinal fracture treatment," stated Mott. "We achieved significant milestones in the clinical, regulatory, patent and reimbursement environments, including completion of enrollment in the FREE (Fracture REduction Evaluation) Study, initiation of the Japanese registry study, successful enforcement of our patents, and further progression in obtaining governmental regulatory and reimbursement approvals in many overseas countries. In addition, the Centers for Medicare & Medicaid Services established specific national physician reimbursement codes for performing the kyphoplasty procedure."

"We are pleased with our revenue growth and increasing profitability performance during the year, while continuing to invest in research, business development activities and clinical study initiatives designed to fuel our future growth and continued ability to serve our customers' and their patients' needs," Mott concluded.

Financial Outlook for Full-Year 2006 and Quarter Ending March 31, 2006

For the full-year 2006, net sales are targeted to be between $383 million to $398 million. Revenue growth for the full-year 2006 versus 2005 is expected to be 25% to 30%. Net sales from the company's international operations are targeted to constitute 17% to 19% of total worldwide net sales for the full-year 2006.

For the first quarter of 2006, the company anticipates worldwide net sales of $86 million to $89 million, which represents an increase of 30% to 34% versus the first quarter of 2005. Net sales from the company's international operations are targeted to constitute 16% to 18% of total worldwide net sales in the first quarter.

The full-year 2006 target range for non-GAAP earnings per diluted share, before the impact of the implementation of stock-based compensation under FAS 123R, is expected to be between $1.16 and $1.26. Including the impact of FAS 123R, the target range for full-year GAAP 2006 earnings per diluted share is $0.79 to $0.89.

For the first quarter, non-GAAP earnings per diluted share, before the impact of FAS 123R, is targeted to be between $0.24 and $0.26. Including the impact of FAS 123R, the targeted range for first quarter GAAP earnings per diluted share is $0.16 to $0.18.

A reconciliation of GAAP to non-GAAP earnings per diluted share for the company's financial outlook is as follows:

	Three Months Ending March 31, 2006	Year Ending December 31, 2006
Projected GAAP earnings per diluted share	$0.16 - $0.18	$0.79 - $0.89
Add: Stock-based compensation expense, net of tax	0.08	0.37
Projected non-GAAP earnings per diluted share	$0.24 - $0.26	$1.16 - $1.26

During 2006, the company intends to focus on the following priorities:

- Intensify activities surrounding execution of our product development and business development agenda to accelerate the introduction of innovative new products,

- Grow our industry leading spine sales force and further leverage the sales channel by selectively adding new products such as the recently acquired Functional Anesthetic Discography (FAD) product line,

- Execute upon our clinical trial investments to further support the role of minimally invasive spinal fracture therapy including initiation of the first-ever prospective randomized kyphoplasty vs. vertebroplasty clinical trial,

- Continue clinician training in the kyphoplasty procedure to increase the treatment availability for patients,

- Drive further international market penetration through geographic expansion into selected countries in Europe, Asia and Latin America, and

- Target investments into specific selling and marketing programs designed to raise awareness about the treatment option of kyphoplasty in the medical community.

Selected Metrics

Kyphon ended the fourth quarter of 2005 with 250 device sales representatives and 35 primary care sales professionals in the U.S. Internationally, the company ended the fourth quarter with approximately 80 sales professionals. Kyphon is planning to end 2006 with approximately 300 to 315 device sales representatives in the U.S., along with approximately 120 to 135 sales representatives outside of the U.S. These sales representatives work with spine specialists worldwide who perform, or who are candidates to perform, the kyphoplasty procedure and the primary care physician community, to educate them about the option of kyphoplasty. To date, approximately 5,000 spine specialists in the U.S. and 3,000 outside the U.S. have been trained to perform kyphoplasty. For the year 2006, Kyphon expects to train a total of approximately 1,800 physicians to perform kyphoplasty procedures, 900 in the U.S. and 900 outside of the U.S.

Use of Non-GAAP Financial Measures

Kyphon management believes that in order to properly understand Kyphon's short-term and long-term financial trends, investors may wish to consider the impact of special charges. These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations. In addition, Kyphon management uses results of operations before special charges to evaluate the operational performance of the company and as a basis for strategic planning. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures in accordance with GAAP.

Reconciliation of GAAP and Non-GAAP Operating Results

- Non-GAAP fourth quarter 2005 and full-year 2005 results exclude the tax-effected charge of $20.0 million for the acquisition of an exclusive license to Dr. Harvinder Sandhu's intellectual property rights. The acquisition charge was included in Kyphon's research and development costs on a GAAP basis.

A reconciliation of Kyphon's non-GAAP operating results for the fourth quarter of 2005 and full-year 2005 is as follows (unaudited, in thousands, except per share amounts):

	Three Months Ended December 31,		Year Ended December 31,	
	2005	**2004**	**2005**	**2004**
GAAP income from operations	$ 2,882	$ 9,022	$ 44,137	$ 34,367
Adjustment to exclude license acquisition charge	20,000	--	20,000	--
Non-GAAP income from operations	$ 22,882	$ 9,022	$ 64,137	$ 34,367
GAAP net income	$ 3,725	$ 6,069	$ 29,836	$ 21,717
Adjustment to exclude license acquisition charge	20,000	--	20,000	--
Adjustment to include tax effect of license acquisition charge	(7,940)	--	(7,940)	--
Non-GAAP net income	$ 15,785	$ 6,069	$ 41,896	$ 21,717
Non-GAAP net income per share:				
Basic	$ 0.36	$ 0.15	$ 0.98	$ 0.54
Diluted	$ 0.34	$ 0.14	$ 0.92	$ 0.50
Weighted-average shares outstanding:				
Basic	43,637	41,147	42,803	40,449
Diluted	46,130	43,938	45,336	43,670

Earnings Call Information

Kyphon will host a conference call today at 2:00 p.m. Pacific Time to discuss its fourth quarter and full-year 2005 results and expectations for 2006. A live webcast of the call will be available from the Investor Relations section of the company's corporate Web site at www.kyphon.com. The call will be archived on this site for a minimum of two months. An audio replay of the call will also be available beginning 6:00 p.m. Pacific Time on Wednesday, February 1, 2006, until 12:00 a.m. Pacific Time on Wednesday, February 22, 2006. To access the replay, dial (888) 203-1112 (U.S.) or (719) 457-0820 (International) and enter the access code 1784556.

About Kyphon Inc.

Kyphon develops and markets medical devices designed to restore spinal function using minimally invasive technologies. The company's *KyphX* line of products are used in balloon kyphoplasty, a minimally invasive procedure to treat spinal fractures caused by osteoporosis or cancer. For more information, visit Kyphon's Web site at http://www.kyphon.com.

Kyphon and KyphX are registered trademarks of Kyphon Inc.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements include, but are not limited to, those that use words such as "believes," "expects," "anticipates," "targets," "intends," "plans," "projects," and words of similar effect, and specifically include the company's future financial projections and anticipated business direction and performance. Forward-looking statements are based on management's current preliminary expectations and are subject to risks, uncertainties and assumptions, which may cause the company's actual results to differ materially from the statements contained herein. Information on potential risk factors that could affect Kyphon, its business and its financial results are detailed in the company's periodic filings with the Securities and Exchange Commission (SEC), including, but not limited to, those risks and uncertainties listed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Operating Results," which can be found in Kyphon's quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 2, 2005 and in Kyphon's annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 2, 2005. Kyphon undertakes no obligation to release publicly any revisions to any forward-looking statements contained herein to reflect events or circumstances after the date hereof.

KYPHON INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited; in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,	
	2005	**2004**	**2005**	**2004**
U.S. net sales	$ 69,132	$ 52,212	$ 257,558	$ 187,526
International net sales	16,676	10,213	48,524	25,888
Net sales	85,808	62,425	306,082	213,414
Cost of goods sold	9,968	7,570	35,843	24,734
Gross profit	75,840	54,855	270,239	188,680
Operating expenses:				
Research and development	26,870	7,024	46,383	22,238
Sales and marketing	37,458	31,395	144,768	106,103
General and administrative	8,630	7,414	34,951	25,972
Total operating expenses	72,958	45,833	226,102	154,313
Income from operations	2,882	9,022	44,137	34,367
Interest income and other, net	1,423	447	3,979	1,250
Income before income taxes	4,305	9,469	48,116	35,617
Provision for income taxes	580	3,400	18,280	13,900
Net income	$ 3,725	$ 6,069	$ 29,836	$ 21,717
Net income per share:				
Basic	$ 0.09	$ 0.15	$ 0.70	$ 0.54
Diluted	$ 0.08	$ 0.14	$ 0.66	$ 0.50
Weighted-average shares outstanding:				
Basic	43,637	41,147	42,803	40,449
Diluted	46,130	43,938	45,336	43,670

KYPHON INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited; in thousands)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 76,149	$ 87,236
Investments	118,324	24,421
Accounts receivable, net	55,480	42,347
Inventories	9,265	11,457
Prepaid expenses and other current assets	5,899	4,521
Deferred tax assets	10,488	13,537
Total current assets	275,605	183,519
Investments	--	4,142
Property and equipment, net	15,977	12,728
Goodwill and other intangible assets, net	15,377	5,039
Deferred tax assets	11,116	4,009
Other assets	2,924	3,952
Total assets	$ 320,999	$ 213,389
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 9,308	$ 5,544
Accrued liabilities	34,266	24,049
Other accrued liabilities	15,000	--
Total current liabilities	58,574	29,593
Deferred rent and other	4,051	4,161
Contingent purchase price	3,951	--
Deferred tax liabilities	4,367	--
Total liabilities	70,943	33,754
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value per share	44	41
Additional paid-in capital	231,312	189,410
Treasury stock, at cost	(201)	(201)
Deferred stock-based compensation, net	(116)	(2,113)
Accumulated other comprehensive income	172	3,489
Accumulated deficit	18,845	(10,991)
Total stockholders' equity	250,056	179,635
Total liabilities and stockholders' equity	$ 320,999	$ 213,389